Exhibit 99.46

For Immediate Release

TSX: BXE

BELLATRIX EXCEEDS EXIT GUIDANCE, AVERAGING 16,000 BOEPD DURING DECEMBER 2011, LAYERS IN ADDITIONAL COMMODITY FIXED PRICE CONTRACTS  FOR 2012, ANNOUNCES PLANS TO DRILL A 100% DUVERNAY TEST IN Q1 2012 AND PROVIDES A FURTHER OPERATIONAL UPDATE

Calgary, Alberta, January 16, 2012. Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is pleased to announce that average production in the month of December 2011 (based on field estimates) averaged 16,000 barrels of oil equivalent per day (boe/d) and that it has recently layered in additional commodity fixed price contracts for 2012. Bellatrix also announces plans to drill a 100% Duvernay test in Q1, 2012 and provides a further operation update.

Highlights

•                  During the month of December, field production averaged 16,000 boe/d which exceeded Bellatrix’s 2011 exit rate guidance of 15,000 boe/d. This represents an increase of 52% over the Company’s month of December 2010 average production rate of 10,500 boe/d. Bellatrix exited 2011 with production volumes weighted 40% to crude oil, condensate and liquids and 60% to natural gas.

•                  Q4 2011 production is estimated to have averaged approximately 14,000 boe/d and 2011 annual production is expected to average approximately 11,900 boe/d.  This reflects a 40% increase over Q4 2010 average sales volumes of 10,002 boe/d and over 2010 average annual sales volumes of 8,519 boe/d respectively.

•                  During the fourth quarter 2011, Bellatrix drilled 12 gross wells (7.64 net). The Company successfully drilled 8 gross (6.68 net) Cardium light oil horizontal wells and 3 gross (0.95 net) Notikewin condensate rich horizontal natural gas wells in the West Central area of Alberta and participated in 1 gross (0.007 net) dry hole that was drilled in a non-operated oil unit.  Two gross (1.33 net) Cardium light oil wells and two gross (0.45 net) condensate rich natural gas wells that were drilled in Q4 2011 will be tied in during Q1 2012. Q4 2011 net cash capital expenditures are estimated at approximately $45 million.

•                  Due to infrastructure constraints the Company has shut in 1,800 boe/d of natural gas production that will be placed back on production in mid-February. As a result, production in Q1 2012 is expected to average between 15,000 boe/d and 16,000 boe/d.  The Company plans to use its first quarter drilling program to improve its oil/gas weighting by replacing natural gas production decline with Cardium light oil production.  Bellatrix plans to complete a number of significant infrastructure improvements in West Central Alberta to allow continued liquids rich natural gas production growth through the remainder of 2012.

www.bellatrixexploration.com	MAIN 403-266-8670	2300, 530 – 8th Avenue SW
	FAX 403-264-8163	Calgary, AB Canada T2P 3S8

•                  The first quarter of 2012 drilling program is currently underway with four rigs that commenced drilling in early January 2012. An initial capital budget of $180 million has been set for fiscal 2012. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds, resolution of infrastructure constraints and normal production declines, execution of the 2012 budget is anticipated to provide 2012 average daily production of approximately 16,500 boe/d to 17,000 boe/d and an exit rate of approximately 18,000 boe/d to 18,500 boe/d.

•                  Bellatrix currently plans to drill 16 gross (13.45 net) wells in the first half 2012. The Company expects to drill 13 gross (10.95 net) horizontal Cardium light oil wells and 2 gross (1.50 net) horizontal Notikewin condensate rich natural gas farm-in commitment wells in the West Central area of Alberta. In addition, Bellatrix is planning to drill the Company’s first 100% W.I. horizontal Duvernay test at Ferrier in the first quarter of 2012.

•                  The Company has a drilling budget estimated at between $155 to $160 million to drill and complete approximately 51 gross (41.5 net) horizontal wells in 2012. The plans include 38 gross (31.9 net) Cardium wells, 11 gross (7.6 net) Notikewin-Falher wells, and 2 gross (2.0 net) Duvernay horizontal wells.

Bellatrix continues to focus on the development of its core assets and conducts exploration programs utilizing its large inventory of geological prospects. As at December 31, 2011, Bellatrix has approximately 224,559 net undeveloped acres and including all opportunities has in excess of 900 exploitation drilling opportunities identified, representing over 10 years of drilling inventory based on annual cashflow.  The Company continues to focus on adding Cardium prospective lands.

The Company’s drilling success and mapping revisions have resulted in increased Cardium and Notikewin inventory. The Company now has 377 net locations in the Cardium light gravity oil play and 174 locations in the Notikewin condensate rich gas resource play yielding over $2.1 billion in future development expenditures based on current costs of drilling.

The Devonian aged Duvernay shale is emerging as one of the most promising resource plays in Canada. The Company now controls 44 gross (43 net) sections of Duvernay rights in West Central Alberta.

In summary, Bellatrix has the following crude oil and natural gas commodity price risk management contracts in place for 2012.  The conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 39Mj/m3.

Product	Term	Volume	Average Price
Crude Oil	Jan 1, 2012 to Dec. 31, 2012	3,000 bbl/d	$92.30 CDN/bbl
Natural gas	Apr 1, 2012 to Oct. 31, 2012	27.3 mmcf/d	$4.51CDN/mcf

Based on estimated month of December 2011 production volumes of 16,000 boe/d annualized for 2012, Bellatrix has put in price protection on approximately 42% of annual production volumes and 54% of Q2 and Q3 2012 production volumes.

Bellatrix recently entered into additional price risk management contracts consisting of three natural gas fixed price swaps for 10,000 GJ/d each respectively for the period April 1, 2012 to October 31, 2012 at prices of CDN$4.10/GJ (CDN$4.505/mcf) and CDN$4.11/GJ (CDN$4.516/mcf).  Each of these summer 2012 natural gas fixed price swaps were enhanced and received a premium price in 2012 by placing a call on 1,000 bbl/d at US$110 for the calendar year 2013. As at January 16, 2012, Bellatrix has entered into commodity price risk management arrangements for 2012 as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude Oil fixed	Jan 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$90.00 CDN	$90.00 CDN	WTI
Crude Oil fixed	Jan 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$90.49 CDN	$90.49 CDN	WTI
Crude Oil fixed	Jan 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$96.40 CDN	$96.40 CDN	WTI
Crude Call option	Jan. 1, 2012 to Dec. 31, 2012	833 bbl/d	—	$110.00 US	WTI
Crude Call option	Jan. 1, 2013 to Dec. 31, 2013	1,000 bbl/d	—	$110.00 US	WTI
Crude Call option	Jan. 1, 2013 to Dec. 31, 2013	1,000 bbl/d	—	$110.00 US	WTI
Crude Call option	Jan. 1, 2013 to Dec. 31, 2013	1,000 bbl/d	—	$110.00 US	WTI
Natural Gas fixed	Apr. 1, 2012 to Oct. 31, 2012	10,000 GJ/d	$4.10 CDN	$4.10 CDN	AECO
Natural Gas fixed	Apr. 1, 2012 to Oct. 31, 2012	10,000 GJ/d	$4.10 CDN	$4.10 CDN	AECO
Natural Gas fixed	Apr. 1, 2012 to Oct. 31, 2012	10,000 GJ/d	$4.11 CDN	$4.11 CDN	AECO

An updated corporate presentation is available on www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a growth oriented exploration and production company based in Calgary, Alberta, Canada.

For further information, please contact:

BELLATRIX EXPLORATION LTD.

Raymond G. Smith, P.Eng.	Edward J. Brown, CA	Troy Winsor
President & CEO	Vice President, Finance & CFO	Investor Relations
(403) 750-2420	(403) 750-2655	(800) 663-8072

Forward looking statements: Certain information set forth in this news release, including management’s assessments of the future plans and operations including drilling plans and timing thereof, 2012 capital expenditure plan and nature of expenditures, anticipated 2012 average daily production and exit rate, anticipated 2012 Q1 average daily production, timing of tie-in of wells, the effect of the drilling program on oil/gas weighting, plans for infrastructure improvements and their effect and future development expenditures for inventory of wells may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix’s control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website ( www.sedar.com ), or at Bellatrix’s website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.